

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2014

<u>Via E-mail</u>
A. William Stein
Interim Chief Executive Officer and Chief Financial Officer
Digital Realty Trust, Inc. and Digital Realty Trust, L.P.
Four Embarcadero Center, Suite 3200
San Francisco, CA 94111

      Re: Digital Realty Trust, Inc.
            Amendment 1 to Form 10-K for fiscal year ended December 31, 2013
            Filed March 4, 2014
            File No. 1-32336

            Digital Realty Trust, L.P.
            Amendment 1 to Form 10-K for fiscal year ended December 31, 2013
            Filed March 4, 2014
            File No. 0-54023

Dear Mr. Stein:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Kristi Marrone

                                Kristi Marrone
                                Staff Accountant